2710 Wycliff Road

Raleigh, NC 27607

Telephone: 919.783.4603

Fax: 919.783.4535

E-Mail: roselyn.bar@martinmarietta.com

Roselyn R. Bar

Senior Vice President, General Counsel and Corporate Secretary

June 4, 2013

Ms. Tia L. Jenkins

U. S. Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Martin Marietta Materials, Inc.

Dear Ms. Jenkins:

On behalf of Martin Marietta Materials, Inc. (the “Company”), this correspondence responds to the comments of the Staff of the Commission (the “Staff”) contained in your letter dated May 10, 2013 regarding the Company’s Form 10-K for fiscal year ended December 31, 2012 filed February 22, 2013 (the “10-K”). The Company’s responses to the Staff’s comments are set forth below under “RESPONSE” and correspond to the numbered comments in the Staff’s letter, which are also included below.

Please note that in both the reviewed filing and in our responses below, the Company has provided information related to management’s sensitivity analysis that management provides in the Form 10-K and believes is helpful to the reader and makes the Company’s consolidated financial statements more transparent, but is not indicative of management’s judgment as to the materiality of such information.

COMMENTS AND RESPONSES

Form 10-K for Fiscal Year Ended December 31, 2012

Exhibit 13.01

Notes to Financial Statements, page 14

Property and Depreciation, page 15

Ms. Tia L. Jenkins

June 4, 2013

1.	Your accounting policy disclosure appears to indicate that you capitalize quarry development costs as land improvements and depreciate such costs over their estimated service lives using the straight-line method. Please tell us why you believe the straight-line method of depreciation represents a systematic and rational manner as compared to the unit-of-production method in depreciating the quarry development costs.

RESPONSE TO COMMENT 1:

The Company capitalizes pre-production quarry development costs, including the construction of access and haul roads; the construction of settling ponds; fencing; grading; operating permits; and various types of erosion control (collectively, quarry development assets). The nature of quarry operations and mining plans generally requires the use and/or removal of quarry development assets to access additional reserves over the life of a quarry. As a result, these assets typically have useful lives that are significantly shorter than the overall estimated life of a quarry, which average more than 60 years based on normal production levels and more than 100 years at current production levels. Further, historically the Company has temporarily suspended or limited production at quarries during trough periods of the construction cycle to better match demand, which currently is down approximately 40% from peak periods. However, the Company continues to sell products from these quarries during trough periods. A units-of-production methodology would result in minimal, if any, depreciation expense during trough periods while the Company continues to benefit from quarry development assets. As an example, access and haul roads continue to be utilized during this time. Therefore, the Company believes the straight-line method provides more appropriate matching of depreciation expense with the periods that these assets provide benefits.

For informational purposes, the Company depreciates quarry development costs over their useful lives, which typically average 15 years. At December 31, 2012, the net book value of quarry development costs was $16 million and 2012 depreciation expense for quarry development costs was $1.8 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Impairment Review of Goodwill, page 72

2.	We note in 2012 you moved South Carolina, one of your top ten revenue-generating states, from your Carolina reporting unit (part of the Mideast Group reporting segment) to your Southeast reporting unit/Southeast Group reporting segment. We also note this segment has had declining sales, declining gross profit and an increasing loss from operations over the past three years. Based on the foregoing and the fact that the Southeast reporting unit had approximately $83 million of goodwill allocated to it, tell us why you transferred South Carolina to this reporting unit and explain how the transfer of South Carolina affected your goodwill assessment and this unit’s fair value (i.e., effect on fair value exceeding carrying value by 46%).

Ms. Tia L. Jenkins

June 4, 2013

RESPONSE TO COMMENT 2:

The Company transferred South Carolina, a part of the Carolina reporting unit in 2011, to the Southeast reporting unit effective January 1, 2012 in connection with a) the Company’s efforts to reduce headcount; b) its swap of assets with another company and the subsequent reconfiguration of its reporting units resulting in the elimination of the South Central reporting unit; c) its management development efforts; and d) its succession planning and implementation.

At the end of 2011, several senior operating managers terminated their employment with the Company (by retirement or otherwise) or were moved to other positions within the Company. In addition, there was an asset exchange with another company in December 2011. As part of these organizational changes, the Southeast reporting unit was reconfigured in early 2012. The former South Central reporting unit, which had consisted mostly of assets that were subject to the swap agreement, was dissolved with the remaining operations of the unit combined with the then-existing Southeast reporting unit, forming an expanded Southeast reporting unit managed by a division president. South Carolina was also included in this expanded reporting unit to achieve some of the purposes above.

Effective January 1, 2013, the Company implemented additional headcount reductions and again reorganized some of the Company’s Aggregates operations. As part of these changes, South Carolina was transferred to the newly formed Mid-Atlantic reporting unit, which now consists of the Virginia, North Carolina and South Carolina operations and is managed by its own division president.

In response to the Staff’s comment, the Company retrospectively reviewed the impact of including South Carolina in the Southeast report unit’s 2012 annual goodwill impairment review. The retrospective review of the Southeast reporting unit reflects appropriate estimates for the operations excluding South Carolina. Consistent with the 2012 analysis, management used a 15-year discounted cash flow model with a terminal value to estimate the fair value. Based on the Company’s analysis, excluding South Carolina, the estimated fair value of the Southeast reporting unit exceeded its carrying value.

3.	In connection with the comment above, we note you reorganized your reporting structure and related reporting segments in 2013. Please provide us with your reporting units and make-up of such units as well as the balance of goodwill allocated to each unit.

Ms. Tia L. Jenkins

June 4, 2013

RESPONSE TO COMMENT 3:

All of the Company’s goodwill is attributable to its Aggregates business. Effective January 1, 2013, this business is comprised of seven divisions, which are also the reporting units. Each division is comprised of districts (generally states or portions of states) that, in accordance with ASC 350-20-35, share economic characteristics. The following lists the reporting units, the components (districts) of each reporting unit and the amount of goodwill attributable to each reporting unit as of January 1, 2013:

Reporting Unit	Components (Districts)	Goodwill ($M)

Mid-Atlantic Division	• North Carolina East • North Carolina West • South Carolina • Virginia	$74

Mideast Division	• Indiana • Ohio	$61

Midwest Division	• Alden • Des Moines	$120

Southeast Division	• Alabama • North Georgia • Offshore • South Georgia	$60

Midsouth Division	• Arkansas • Hunt Martin	$64

Rocky Mountain Division	• Aggregates • Asphalt • Ready Mix	$25

Southwest Division	• Houston • North Texas/Oklahoma • San Antonio • South Texas	$213

Ms. Tia L. Jenkins

June 4, 2013

In accordance with the Staff’s comments in your letter dated May 10, 2013, the Company hereby states as follows: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing; (2) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and (3) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you need any additional information or if you would like to discuss any of these matters further. You can contact me directly at (919) 783-4603.

Sincerely,

/s/ Roselyn R. Bar

Roselyn R. Bar
Senior Vice President, General Counsel & Corporate Secretary

c:	Suying Li

Brian Bhandari